Founded in 1852 by Sidney Davy Miller	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com	MICHIGAN: Ann Arbor Detroit • Grand Rapids Kalamazoo • Lansing Saginaw • Troy

Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com		FLORIDA: Naples ILLINOIS: Chicago NEW YORK: New York

CANADA: Toronto • Windsor CHINA: Shanghai POLAND: Gdynia Warsaw • Wroclaw
August 26, 2009
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC
Form S-3
Registration No. 333-157976
Ladies and Gentlemen:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC, and pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, enclosed for filing with the Securities and Exchange Commission is Commerce Street Pantheon Mortgage Asset Securitizations LLC’s request for acceleration of the effective date of the above referenced registration statement.

Sincerely, MILLER, CANFIELD, PADDOCK AND STONE, p.l.c.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

BBA/caj
Enclosures

Commerce Street Pantheon Mortgage Asset Securitizations LLC
1700 Pacific Avenue
Suite 2020
Dallas, Texas 75201
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC
Form S-3
Registration No. 333-157976
Ladies and Gentlemen:
     The undersigned registrant respectfully requests that the above-described registration statement, as amended, be made effective under the Securities Act of 1933, as amended, at 2:00 p.m. (Washington D.C. time) on Friday, August 28, 2009, or as soon thereafter as is possible.
     The undersigned registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Commerce Street Pantheon Mortgage Asset Securitizations LLC
By:	/s/ G. Nolan Smith
	Name:	G. Nolan Smith
Its: President

Dated: August 26, 2009